SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark One)

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR


[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from to

                         Commission file number 0-20793

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smithway Motor Xpress Corp.
                                2031 Quail Avenue
                             Fort Dodge, Iowa 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                Table of Contents


                                                                                                                    Page
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits                                                                  2

Statements of Changes in Net Assets Available for Plan Benefits                                                       2

Notes to Financial Statements                                                                                         3

Schedule

1 Schedules of Assets Held for Investment Purposes                                                                    6

                          Independent Auditors' Report



The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the years ended December 31, 2001 and 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP



Des Moines, Iowa
June 21, 2002

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                                                    2001                   2000
                                                                               ----------------      ----------------
Assets:
      Cash                                                                 $       435,897                 491,713
                                                                               ----------------      ----------------
      Investments (note 8):
             Investment in registered investment companies                       8,351,371               8,923,690
             Common stock                                                          998,628                 892,521
             Loans to participants                                                 646,085                 878,602
                                                                               ----------------      ----------------
                                                                                 9,996,084              10,694,813
                                                                               ----------------      ----------------
      Contributions receivable - employees                                          86,940                 113,989
      Contributions receivable - employer                                            4,511                 172,450
      Other receivables                                                             27,757                   2,432
                                                                               ----------------      ----------------
                   Total assets                                                 10,551,189              11,475,397

Liabilities (note 6)                                                               139,354                  28,898
                                                                               ----------------      -----------------
                   Net assets available for benefits (note 2)              $    10,411,835              11,446,499
                                                                               ================      =================

         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2001 and 2000

                                                                                    2001                   2000
                                                                               ----------------      ----------------
Additions to net assets attributed to:
      Employer contributions (note 3)                                      $         4,511                 171,493
      Employee contributions and rollovers (note 3)                              1,302,499               1,317,190
      Other                                                                             --                   4,339
                                                                               ----------------      ----------------
                   Total additions                                               1,307,010               1,493,022
                                                                               ----------------      ----------------
Deductions from net assets attributed to:
      Benefits paid to participants (note 5)                                     1,265,558               1,188,095
      Net investment loss (notes 2 and 8)                                        1,017,323               1,694,276
      Administrative fees                                                           58,793                  60,637
                                                                               ----------------      ----------------
                   Total deductions                                              2,341,674               2,943,008
                                                                               ----------------      ----------------
                   Net decrease in net assets available for benefits            (1,034,664)             (1,449,986)
Net assets available for benefits:
      Beginning of year                                                         11,446,499              12,896,485
                                                                               ----------------      ----------------
      End of year                                                          $    10,411,835              11,446,499
                                                                               ================      ================
See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)  Summary of Significant Accounting Policies

     (a)  Plan Information and Basis of Presentation

          The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

     (b)  Investments

          Investments, other than loans, are reported at fair value, as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

          Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

     (c)  Administrative Fees

          Certain administrative fees are paid by the Company.

     (d)  Income Taxes

          The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

     (e)  Use of Estimates

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)  Net Assets Available for Benefits

     The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.


                                       3                           (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(3)  Contributions

     Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Forfeitures, if any, are used to reduce future employer contributions.

     Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement.

(4)  Participant Accounts

     Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

     Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

(5)  Benefits

     Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

(6)  Liabilities

     Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

(7)  Plan Termination

     Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.



                                       4                           (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(8)  Investments

     The fair values of the investments of the Plan at December 31, 2001 and 2000 were as follows:

                                                                          2001              2000
                                                                       ------------     --------------
         Fidelity Asset Manager                                    $     1,517,708          1,548,635
         Fidelity Magellan Fund                                          2,901,323          3,148,804
         Capital Preservation Fund                                       1,096,486          1,007,370
         PBHG Growth Fund                                                1,159,480          1,565,529
         Putnam Vista Fund                                                 641,742            861,865
         Strong Government Securities                                      919,252            791,487
         Smithway Motor Xpress Corp. common stock *                        998,628            892,521
         Fidelity Equity Growth Fund                                        10,064               ----
         MFS Total Return Fund                                              18,127               ----
         MFS Mid Cap Growth Fund                                            17,234               ----
         UMB Scout Worldwide Fund *                                          7,491               ----
         UMB Scout Equity Index Fund *                                      24,545               ----
         Washington Mutual Investors Fund                                   37,919               ----
         Participant Loans *                                               646,085            878,602
                                                                       ------------     --------------
                                                                   $     9,996,084         10,694,813
                                                                       ============     ==============

     Included in net investment loss for the years ended December 31, 2001 and 2000 was (depreciation) appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) of $(1,103,354) and ($1,811,605), respectively, as follows:

                                                                           2001               2000
                                                                       --------------    --------------
         Registered investment companies                           $     (1,188,344)         (650,540)
         Common stock *                                                      84,990        (1,161,065)
                                                                       --------------    --------------
                                                                   $     (1,103,354)       (1,811,605)
                                                                       ==============    ==============
         * Party-in-interest



                                       5                           (Continued)

                                                                    Schedule 1

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                Schedules of Assets Held for Investment Purposes
                           December 31, 2001 and 2000

                                                                                2001
                                                               ----------------------------------------
                                                                                           Fair
                        Description                                   Cost                value
-------------------------------------------------------------  -------------------  -------------------
Fidelity Asset Manager                                        $     1,676,860            1,517,708
Fidelity Magellan Fund                                              2,629,159            2,901,323
Capital Preservation Fund                                           1,096,486            1,096,486
PBHG Growth Fund                                                    1,503,148            1,159,480
Putnam Vista Fund                                                     968,774              641,742
Strong Government Securities                                          913,798              919,252
Smithway Motor Xpress Corp. common stock *                            688,869              998,628
Fidelity Equity Growth Fund                                             9,937               10,064
MFS Total Return Fund                                                  18,289               18,127
MFS Mid Cap Growth Fund                                                16,433               17,234
UMB Scout Worldwide Fund *                                              7,428                7,491
UMB Scout Equity Index Fund *                                          24,184               24,545
Washington Mutual Investors Fund                                       38,681               37,919
                                                               -------------------  -------------------
                                                                    9,592,046            9,349,999
Loans to participants *                                               646,085              646,085
                                                               -------------------  -------------------
                                                              $    10,238,131            9,996,084
                                                               ===================  ===================

                                                                                2000
                                                               ----------------------------------------
                                                                                           Fair
                        Description                                   Cost                value
-------------------------------------------------------------  -------------------  -------------------
Fidelity Asset Manager                                        $     1,607,102            1,548,635
Fidelity Magellan Fund                                              2,404,187            3,148,804
Capital Preservation Fund                                           1,007,370            1,007,370
PBHG Growth Fund                                                    1,380,947            1,565,529
Putnam Vista Fund                                                     955,945              861,865
Strong Government Securities                                          799,624              791,487
Smithway Motor Xpress Corp. common stock *                            690,471              892,521
                                                               -------------------  -------------------
                                                                    8,845,646            9,816,211
Loans to participants *                                               878,602              878,602
                                                               -------------------  -------------------
                                                              $     9,724,248           10,694,813
                                                               ===================  ===================

*Party-in-interest

See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SMITHWAY MOTOR XPRESS, INC. 401(K)
                                    RETIREMENT SAVINGS AND INVESTMENT
                                    PLAN

                                    SMITHWAY MOTOR XPRESS CORP.


Dated: June 28, 2002                By:  /s/ Tom Nelson
                                       --------------------------------
                                         Tom Nelson, Administrator













                                       7